SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 3  )*




                     CREDIT DEPOT       (lend)
                   -----------------------------------------
                               (Name of Issuer)


                            Common Stock
                   -----------------------------------------
                     (Title of Class of Securities)

                                 225324102
                   -----------------------------------------
                             (CUSIP Number)


heck the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


CUSIP NO. 225324102            13G


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kennedy Capital Management, Inc.    Tax ID #43-1225960


2    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP*


                  (a) [      ]
                  (b) [  X ]



3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Missouri Corporation

		         5    SOLE VOTING POWER

                       		 None

   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                     None
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                       	None

                    8    SHARED DISPOSITIVE POWER

				None


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON

	None

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW 9

            None


  12   TYPE OF REPORTING PERSON*

            IA

============================================

CUSIP NO. 225324102            13G


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Municipal Employees' Retirement System of Michigan

2    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP*


                  (a) [      ]
                  (b) [  X ]



3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Michigan

		         5    SOLE VOTING POWER

                     			None

   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                     None
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                       	None


                    8    SHARED DISPOSITIVE POWER

				None


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON

             	None



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW 9

            None


  12   TYPE OF REPORTING PERSON*

            EP




		SECURITIES AND EXCHANGE COMMISSION

		             Washington, D.C. 10549

	              ---------------------------------

		SCHEDULE 13G UNDER THE SECURITIES

		           EXCHANGE ACT OF 1934

	             ---------------------------------



Item 1.    (a).  Name of Issuer:

                      CREDIT DEPOT

	   (b).  Address of Issuer's Principal Executive
	          Offices:

		700 Wachovia Center
		Gainesville, GA  30501


Item 2.    (a).  Name of Person Filing:

                      Kennedy Capital Management, Inc.

                      Municipal Employees' Retirement System of Michigan

               (b).  Address of Principal Business Office:

		Kennedy Capital Management, Inc.
	           10829 Olive Blvd.
	            St. Louis, MO  63141

		Municipal Employees' Retirement System of Michigan
		7150 Harris Drive
		Lansing, MI  48909


Item 2.  (c).    Citizenship:

		Kennedy Capital Management, Inc. is a Missouri Corporation.

		The situs of the Municipal Employees' Retirement System of Michigan is the state of Michigan.


             (d).    Title of Class of Securities:

                      Common Stock

             (e).    CUSIP Number:

                      225324102

Item 3.		This statement is filed pursuant to Rule
		13d-1(b)(ii)(E) as to Kennedy Capital Management, Inc., which is an investment adviser registered under
		Section 203 of the Investment Advisers
		Act of 1940.

		The statement is filed pursuant to Rule 13d-1(b)(ii)(F) as to the Municipal Employees' Retirement System of Michigan, an employee benefit plan maintained primarily for the benefit of the employees of municipalities within the state of Michigan.


Item 4.            Ownership.


           (a).    Amount Beneficially Owned

 		None

           (b).    Percent of Class:

                     	None

           (c).    Number of Shares as to which such entity has:

              (i)   sole power to vote or to direct the vote:

None


              (ii)  shared power to vote or to direct
	         the vote     None


              (iii)  sole power to dispose or to direct the disposition:

           None

              (iv)  shared power to dispose or to direct
	          the disposition of      None


Item 5.            If this statement is being filed to report
	            the fact that as of the date hereof the
	            reporting person has ceased to be the
	            beneficial owner of more than five
	            percent of the class of securities, check the following. [ X ]



Item 6.	            Ownership of More Than Five Percent on
	            Behalf of Another Person:



Item 7.            Identification and Classification of
	           Subsidiaries which Acquired the Security
	           Being Reported on by the Parent Holding
	           Company:



Item 8. Identification and Classification of Members of the Group:




Item 9.             Notice of Dissolution of Group:



Item 10.           Certification:

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


		Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.








			By:  Gerald Kennedy
			----------------------------
			    Title: President

Dated: 10-7-98


Exhibit A


			Agreement

This agreement is made as of May 11, 1998 by and between Kennedy Capital Management, Inc. ("KCM") and the
Municipal Employees' Retirement System of Michigan
("MERS").

Whereas, KCM is an investment advisor registered with the Securities and Exchange Commission pursuant to Section 203 of the Investment Advisors Act of 1940, as amended, and

Whereas, the Municpal Employees' Retirement System of
Michigan, a benefit plan maintained primarily for the public sector employees of municipalities within the State of Michigan, has retained KCM as an investment advisor,

Now, therefore, in consideration of the premises and the covenants set forth below, KCM and MERS agree as follows:

1. KCM and MERS agree to file one Schedule 13G as and if required by Section 13 of the Securities Exchange Act of 1934, as amended, and the rules of the Securities
Exchange Commission thereunder with respect to the beneficial ownership of KCM and MERS of the outstanding common stock of Credit Depot.

2. KCM shall prepare and file such Schedule 13G.

3. This agreement shall be attached as an exhibit to such
Schedule 13G.



Municipal Employees' Retirement
System of Michigan

/s/ Anne M. Wagner
---------------------------
Anne M. Wagner
Director of Investments





Kennedy Capital Management, Inc.

/s/ Gerald T. Kennedy
-----------------------------
Gerald T. Kennedy
President